March 29, 2017

VIA EDGAR CORRESPONDENCE

Era Anagnosti, Legal Branch Chief

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Citigroup Inc.
Registration Statement on Form S-3
Filed March 1, 2017
File No. 333-216372

Dear Ms. Anagnosti:

On behalf of Citigroup Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission that we received via EDGAR correspondence on March 23, 2017 with respect to the above-referenced Registration Statement on Form S-3 filed on March 1, 2017 (the “Registration Statement”).

The Company has filed today Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter via EDGAR submission. Capitalized terms used but not defined in this letter are as defined in Amendment No. 1.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the response set forth below are to the pages in Amendment No. 1.

1.	Description of Index Warrants, page 49. We note that index warrants may be issued independently or together with debt securities. Similarly, disclosure on page 47 states that common stock warrants may be attached to or separate from other securities. To the extent that you intend to offer units as part of this registration statement, please revise your registration statement to list them as separate securities, and provide a description of their terms in accordance with Item 202(d) of Regulation S-K. Please also have counsel revise its legal opinion to opine on the legality of such units.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 47 and 49 of the Company’s form of base prospectus. The Company does not intend to offer units as part of the Registration Statement, except for the Company’s stock purchase units described therein.

2.	Please have counsel file a revised legal opinion to opine as to the legality of both the common stock issuable upon the exercise of any common stock warrants and the conversion of any preferred stock that may be issued pursuant to the registration statement.

Response:

In response to the Staff’s comment, the Company has filed a revised legal opinion as Exhibit 5.1 to Amendment No. 1. Please refer to numbered opinion 10 with respect to the legality of the common stock of the Company issuable upon exercise of any common stock warrants and numbered opinion 9 with respect to the legality of the common stock of the Company issuable upon conversion of any preferred stock.

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We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me at (718) 248-3729 or Jeffrey D. Karpf at (212) 225-2864.

Very truly yours,

/s/ Jimmy Yang

Jimmy Yang
Associate General Counsel – Capital Markets and Corporate Reporting Citigroup Inc.

Enclosure

cc:	William H. Dorton

U.S. Securities and Exchange Commission

Jeffrey D. Karpf

Cleary Gottlieb Steen and Hamilton LLP

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